As filed with the Securities and Exchange Commission on July 16, 2002


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       Results for the month of July 2002

                                  Crucell N.V.
             (Exact name of Registrant as Specified in its Charter)

                                  Crucell N.V.
                 (Translation of Registrant's Name into English)

                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)

                Archimedesweg 4, 2333 CN Leiden, The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  |X|                              Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   |_|                                   No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  N/A

                                  Crucell Logo

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

             Crucell Increases Second Quarter 2002 Revenues by 131%

Leiden, The Netherlands, July 15, 2002 - Dutch antibody and vaccine company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced its financial results for the second quarter 2002. During the second quarter 2002, Crucell's revenues increased by 131% over the same quarter last year. Crucell's revenues for the first half year 2002 are EUR 5.0 million (US$ 5.0 million), a 133% increase over the same period last year. The net loss decreased 14% to EUR 6.1 million (US$
6.1 million). Pro forma results, which exclude non-cash charges for amortization of developed technology, amortization of goodwill and a charge relating to stock option compensation are provided, but will not be referred to in the text of this press release.

Highlights Second Quarter 2002

o Rhein Biotech and Crucell signed a license agreement for the use of Crucell's PER.C6TM cell line for development and manufacturing of an improved Japanese Encephalitis vaccine;

o Crucell partnered with the National Institutes of Health (NIH) to jointly develop a vaccine against Ebola fever. Crucell will manufacture the vaccine;

o MedImmune selected Crucell's PER.C6TM cell line to support its Influenza vaccine research program.

Key Figures per Quarter
(EUR 000s, except per share data)

                                                Q2 2002   % change   Q2 2001

Revenues                                         2,853      131%      1,233

Net loss                                        (6,144)     (14%)    (7,106)

Net loss per share (basic and diluted)           (0.17)     (15%)     (0.20)

Cash and cash equivalents on June 30, 2002
and December 31, 2001                          114,332              120,243

Details of the Financial Results

Revenues
Crucell's revenues for the second quarter 2002 were EUR 2.9 million (US$ 2.9 million), a 131% increase over the revenues of EUR 1.2 million (US$ 1.2 million) in the same quarter last year. License revenues increased to EUR 1.9 million (US$ 1.9 million), compared to EUR 0.7 million (US$ 0.7 million) in the second quarter 2001. Government grants and other revenues amounted to EUR 1.0 million (US$ 1.0 million). The increase in license revenues is mainly driven by new license agreements consummated during the quarter, including a non-exclusive license agreement with Rhein Biotech for the development and manufacturing of a Japanese Encephalitis vaccine, and an exclusive license agreement with MedImmune for the use of PER.C6TM to support its Influenza vaccine programs. In addition, EUR 0.5 million (US$ 0.5 million) of manufacturing fees were recognized as other revenues.

Results
The net loss for the second quarter was EUR 6.1 million (US$ 6.1 million), or EUR 0.17 net loss per share (US$ 0.17), compared to a net loss of EUR 7.1 million (US$ 7.0 million) for the second quarter of 2001, or EUR 0.20 per share (US$ 0.20).

Total R&D expenses in the second quarter 2002 increased to EUR 6.5 million (US$
6.4 million), compared to EUR 5.3 million (US$ 5.2 million) in the second quarter 2001. Selling, general and administrative expenses for the second quarter 2002 increased to EUR 2.6 million (US$ 2.6 million), compared to EUR 2.0 million (US$ 2.0 million) for the same quarter in 2001.

Cash Flow and Cash Position
Total cash used in operations was EUR 9.3 million (US$ 9.2 million) in the first six months of 2002, compared to EUR 10.3 million (US$ 10.2 million) in the comparable period of 2001. The decrease in cash used in operations was primarily attributable to positive cash flow from changes in working capital, partially off-set by higher investment in research and development. Cash invested in plant and equipment was EUR 2.0 million (US$ 2.0 million), in line with the investment in the first six months of 2001. Financing activities for the six months ended June 30, 2002 relate primarily to sale leaseback transactions which generated proceeds of EUR 4.6 million (US$ 4.6 million).

The company's cash and cash equivalents amount to EUR 114.3 million (US$ 113.2 million) on June 30, 2002.

The average monthly cash burn rate in the first six months was EUR 0.99 million (US$ 0.98 million), compared to EUR 1.87 million (US$ 1.85 million) in the comparable period in 2001.

Outlook
The company raised capital at its IPO in October 2000 to fund its development needs. Crucell's revenues are related to specific contractual agreements and can therefore vary significantly from quarter to quarter. Crucell seeks to increase revenues from year to year. The company is expected to reach profitability once products are brought to market by licensees using Crucell's technology.

Note: Euros are translated at the June 30th exchange rate of 0.991 to US
Dollars.

About Crucell

Crucell discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstractTM, AdVacTM, and PER.C6TM, for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6TM technology. These include Novartis, GSK, Aventis and Schering AG. With headquarters in Leiden, The Netherlands, the company currently employs 200 people. Crucell is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

For further information please contact:

Crucell N.V.                                    Noonan Russo Presence, London
Leonard Kruimer                                 Veronica Sellar, Sarah Burl
Chief Financial Officer                         Tel. +44-(0)20-7726 4452
Tel. +31-(0)71-524 8722                         Fax. +44-(0)20-7726 4453
Fax. +31-(0)71-524 8935                         v.sellar@nrp-euro.com
l.kruimer@crucell.com

Crucell N.V.                                    Noonan Russo Presence, New York
Louise Dolfing                                  Mary Claire Duch
Communications Officer                          Tel. +1-212-845-4278
Tel. +31-(0)71-524 8863                         Fax. +1-212-696-9180
Fax. +31-(0)71-524 8935                         m.duch@nrp-euro.com
l.dolfing@crucell.com

Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)20-404 4707
Fax. +31-(0)20-644 9736
abos@hillandknowlton.com

                                  CRUCELL N.V.
                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                        (amounts in thousands of Euros)


                                                  3 months ended                 6 months ended
                                                      June 30,                       June 30,
                                            --------------------------     --------------------------
                                               2002           2001            2002            2001
                                            ----------     ----------      ----------      ----------
                                            (unaudited)   (unaudited)      (unaudited)    (unaudited)
REVENUES:
   License                                  (euro)1,856     (euro)736      (euro)3,767   (euro)1,543
   Government grants and other revenues             997           497            1,247           610
                                                  -----         -----           ------         -----

Total revenues                                    2,853         1,233            5,014         2,153

COSTS AND EXPENSES:
   Research and development                       6,486         5,348           11,772         8,124
   Selling, general and administrative            2,634         1,976            4,755         4,633
                                                  -----         -----           ------         -----

Total costs and expenses                          9,120         7,324           16,527        12,757
                                                  -----         -----           ------         -----

PRO FORMA LOSS FROM OPERATIONS                   (6,267)       (6,091)         (11,513)      (10,604)

   Interest income                                  879         2,270            1,849         3,777
   Foreign currency income/(loss)                   (78)           46               28           478
   Equity in losses of unconsolidated investments     -          (637)            (507)         (995)
                                                  -----         -----           ------         -----

NET LOSS BEFORE PROVISION FOR INCOME TAXES       (5,466)       (4,412)         (10,143)       (7,344)
   Provision for income taxes                         -             -                -             -
                                                  -----         -----           ------         -----
PRO FORMA NET LOSS                         (euro)(5,466) (euro)(4,412)   (euro)(10,143) (euro)(7,344)
                                                  =====         =====           ======         =====


--------------------------------------------------------------------------------

The above pro forma statement of operations for the 3 and 6 months ended June 30, 2002 and 2001 respectively have been adjusted to present Crucell's operating results excluding non-cash charges related to developed technology amortization, goodwill amortization and stock options.

The following table reflects the differences between pro forma and as reported net loss:


                                                  3 months ended                 6 months ended
                                                      June 30,                       June 30,
                                            --------------------------     --------------------------
                                               2002           2001            2002            2001
                                            ----------     ----------      ----------      ----------
                                            (unaudited)    (unaudited)     (unaudited)    (unaudited)
REVENUES:
AS REPORTED PRO FORMA NET LOSS                   (5,466)       (4,412)         (10,143)       (7,344)

   Developed technology amortization               (333)         (333)            (666)         (666)
   Goodwill amortization                              -        (2,206)               -        (4,412)
   Stock based compensation                        (345)         (155)            (627)         (320)
                                                  -----         -----           ------         -----

NET LOSS                                         (6,144)       (7,106)         (11,436)      (12,742)
                                                  =====         =====           ======        ======

                                  CRUCELL N.V.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        (amounts in thousands of Euros)


                                                  3 months ended                 6 months ended
                                                      June 30,                       June 30,
                                            --------------------------     --------------------------
                                               2002           2001            2002            2001
                                            ----------     ----------      ----------      ----------
                                            (unaudited)    (unaudited)     (unaudited)    (unaudited)
REVENUES:
   License                                  (euro)1,856     (euro)736      (euro)3,767         1,543
   Government grants and other revenues             997           497            1,247           610
                                                  -----         -----           ------        ------
Total revenues                                    2,853         1,233            5,014         2,153

COSTS AND EXPENSES:
   Research and development                       6,486         5,348           11,772         8,124
   Selling, general and administrative            2,634         1,976            4,755         4,633
   Developed technology amortization                333           333              666           666
   Goodwill amortization                              -         2,206                -         4,412
   Stock based compensation                         345           155              627           320
                                                  -----         -----           ------        ------
Total costs and expenses                          9,798        10,018           17,820        18,155
                                                  -----         -----           ------        ------
LOSS FROM OPERATIONS                             (6,945)       (8,785)         (12,806)      (16,002)

   Interest income                                  879         2,270            1,849         3,777
   Foreign currency gain/(loss)                     (78)           46               28           478
   Equity in losses of unconsolidated partnership     -          (637)            (507)         (995)
                                                  -----         -----           ------        ------
NET LOSS BEFORE PROVISION FOR INCOME TAXES       (6,144)       (7,106)         (11,436)      (12,742)
   Provision for income taxes                         -             -                -             -
                                                  -----         -----           ------        ------
NET LOSS                                   (euro)(6,144) (euro)(7,106)   (euro)(11,436)      (12,742)
                                                  =====         =====           ======        ======
BASIC AND DILUTED NET LOSS PER SHARE:

Net loss per share - basic and diluted      (euro)(0.17)  (euro)(0.20)     (euro)(0.32)        (0.36)
Weighted average shares outstanding - basic
  and diluted                                    35,553        35,265           35,515        35,224
              (Shares * 1.000)

                                  CRUCELL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                        (amounts in thousands of Euros)


                                                         6 months ended
                                                            June 30,
                                                   ---------------------------
                                                       2002            2001
                                                   -----------     -----------
                                                   (unaudited)     (unaudited)
Operating activities

Net loss                                          (euro)(11,436)  (euro)(12,742)

Adjustments to reconcile operating loss to net
  cash used in operating activities:
   Depreciation                                           1,292             592
   Loss on disposal of plant and equipment                   72               -
   Amortization of deferred compensation                    627             346
   Intangible amortization                                  666           5,078
   Equity in losses of unconsolidated investments           507             995

Change in operating assets and liabilities, net
  of the effects of acquisitions:
   Trade accounts receivable                              2,332            (567)
   Receivable from related parties and employees            288            (313)
   Prepaid expenses and other current assets             (1,135)           (169)
   Accounts payable                                          43          (4,778)
   Accrued compensation and related benefits                641             129
   Deferred revenue                                      (1,044)            602
   Accrued liabilities                                   (2,144)            507
                                                       --------        --------
Net cash used in operating activities                    (9,291)        (10,320)

Cash flow from investing activities

Investment in partnership                                     -            (226)
Purchase of plant and equipment                          (1,969)         (1,787)
                                                       --------        --------
Net cash used in investing activities                    (1,969)         (2,013)

Cash flow from financing activities
Proceeds from the issuance of ordinary shares               776             143
Proceeds from sale and lease-back of property,
  plant and equipment                                     4,573             961
                                                       --------        --------
Net cash provided by financing activities                 5,349           1,104

                                                       --------        --------
Net decrease in cash and cash equivalents          (euro)(5,911)  (euro)(11,229)
                                                       --------        --------
Cash and cash equivalents at beginning of period        120,243         136,056
                                                       --------        --------
Cash and cash equivalents at end of period              114,332         124,827
                                                       ========        ========

                                  CRUCELL N.V.
                          CONSOLIDATED BALANCE SHEETS
                        (amounts in thousands of Euros)

                                                    June 30,       December 31,
                                                      2002            2001
                                                   ----------     ------------
                                                   (unaudited)

Assets

Current assets:
   Cash and cash equivalents                      (euro)114,332   (euro)120,243
   Trade accounts receivable                                779           3,111
   Receivable from related parties and employees             88             239
   Prepaid expenses and other current assets              2,403           1,268
                                                        -------         -------

Total current assets                                    117,602         124,861

   Notes receivable from related parties and employees    1,102           1,239
   Investment in joint venture                                -             507
   Plant and equipment, net                              11,440          13,104
   Developed technology, net                              3,991           4,657
   Goodwill                                              30,891          30,891
                                                        -------         -------

Total assets                                      (euro)165,026   (euro)175,259
                                                        =======         =======

Liabilities and shareholders' equity

Current liabilities:
   Accounts payable                                 (euro)2,384     (euro)2,341
   Accrued compensation and related benefits              2,385           1,744
   Deferred revenue                                         964           2,008
   Accrued liabilities                                    2,916           4,453
                                                        -------         -------

Total current liabilities                                 8,649          10,546

Long term obligation under capital lease                  1,697               -

Ordinary shares, (euro)0.24 par value; 89,199,990
shares authorized; 35,552,938 and 35,318,188 shares
issued and outstanding at June 30, 2002 and
December 31, 2001 respectively                            8,533           8,477

Additional paid in capital                              336,162         334,708

Deferred compensation                                    (4,441)         (4,334)

Accumulated deficit                                    (185,574)       (174,138)
                                                        -------         -------

Total shareholders' equity                              154,680         164,713
                                                        -------         -------

Total liabilities and shareholders' equity        (euro)165,026   (euro)175,259
                                                        =======         =======

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Crucell N.V.




                                             By: /s/ Leonard Kruimer
                                                 Chief Financial Officer


Date: July 16, 2002